SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Cytek Biosciences, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

23285D 109

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23285D 109	13G	Page 2 of 5 Pages

1.	Names of Reporting Persons Ming Yan
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 8,203,358 shares (See Item 4 herein)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 8,203,358 shares (See Item 4 herein)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,203,358 shares (See Item 4 herein)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 6.13%(1)
12.	Type of Reporting Person (see instructions) IN

(1)	The percentage is calculated based on 133,749,663 shares of Common Stock outstanding as of December 31, 2021.

CUSIP No. 23285D 109	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

Cytek Biosciences, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

47215 Lakeview Boulevard

Fremont, CA 94538

Item 2(a).	Name of Person Filing:

Ming Yan

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Cytek Biosciences, Inc.

47215 Lakeview Boulevard

Fremont, CA 94538

Item 2(c).	Citizenship:

USA

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

23285D 109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

☐	Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);

☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K).

CUSIP No. 23285D 109	13G	Page 4 of 5 Pages

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned: Includes 8,129,792 shares of Common Stock and 73,566 shares of Common Stock issuable pursuant to stock options exercisable within 60 days of December 31, 2021

(b)	Percent of Class: 6.13%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 8,203,358

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 8,203,358

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of a Group

Not applicable.

Item 10.	Certification

Not applicable.

CUSIP No. 23285D 109	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2022
Date

/s/ Ming Yan
Signature

Ming Yan
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.